UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-40398

HIVE Blockchain Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite  855 -789 West Pender Street

Vancouver, BC

V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 to this Form 6-K of HIVE Blockchain Technologies Ltd. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of the Company (File No. 333-267277) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

99.1	News Release dated November 15, 2022
99.2	Material Change Report dated November 15, 2022
99.3	Form of Proxy for Annual General Meeting of Shareholders
99.4	Notice of Annual General Meeting of Shareholders
99.5	Management Information Circular
99.6	News Release dated December 9, 2022
99.7	Material Change Report dated December 9, 2022

SIGNATURES

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Date: December 10, 2022